Schedule 7.29

Places of Business

Sack Lunch Productions Inc. corporate offices located at 59 West 100 South, Second Floor, Salt Lake City, Utah 84101.

Green Endeavors Inc.-Three locations:

a.	Landis Salons Inc., 1298 South 900 East, Salt Lake City, Utah 84105
b.	Landis Salons II, Inc., 569 North 300 West, Suite A, Salt Lake City, Utah 84103
c.	Landis Experience Center LLC.: 51 South Main, Suite 223A, Salt Lake City, Utah 84111.